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[AMERICAN GENERAL LOGO]
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AMERICAN GENERAL ANNUITY


                                                        AMERICAN GENERAL ANNUITY
                                January 26, 1999        INSURANCE COMPANY
                                                        2929 Allen Parkway
                                                        Houston, TX 77019

VIA EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

RE:      AGA Separate Account A -- CIK 0000932927
         Request for Withdrawal of Amendment to Registration Statement on
            Form N-4
         File number 811-08862

Ladies and Gentleman:

         Pursuant to Rule 477(a) under the Securities Act of 1933, as amended ("1933 Act"), the above referenced registrant ("Registrant") hereby requests the withdrawal of Registrant's Registration Statement on Form N-4 under the 1933 Act and the Investment Company Act of 1940, as amended ("1940 Act"), which was filed and accepted by the Securities and Exchange Commission on January 13, 1999 on the EDGAR system. At the time of the filing, due to inadvertent error, a 1933 Act tag designation did not accompany the filing. The accession number for the filing was 0000950129-99-000126. On January 20, 1999, Registrant refiled the Registration Statement on Form N-4 under the 1933 Act and the 1940 Act with the appropriate tag designations.

         Please contact Thomas Bisset of Mayer, Brown & Platt at (202) 955-0867 with any questions or comments.

                                        Sincerely,



                                        /s/ PETER DAVIDSON
                                        Peter Davidson